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                                                                 ---------------
                                                                 SEC FILE NUMBER
                                                                    811-6536
                                                                 ---------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q
               [ ] Form 10-D     [X] Form N-SAR   [ ] Form N-CSR

     For Period Ended: October 31, 2006

[ ]  Transition Report on Form 10-K     [ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form 20-F     [ ]  Transition Report on Form N-SAR

[ ]  Transition Report on Form 11-K

     For the Transition Period Ended: __________________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________

PART I - REGISTRANT INFORMATION

Van Kampen Trust For Investment Grade New Jersey Municipals
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

1221 Avenue of the Americas
Address of Principal Executive Office (Street and Number)

New York, New York 10020
City, State and Zip Code

                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of a recent determination that certain transfers of municipal securities by the Trust, previously accounted for as sales, do not qualify for sale treatment and should be accounted for as secured borrowings, the Trust is not able to finalize its financial statements for a timely filing of its Form N-SAR without unreasonable effort or expense. Upon resolution of this matter Deloitte and Touche LLP, the Trust's independent registered public accounting firm, will complete its audit. The Trust's Form N-SAR will be completed and filed with the Securities and Exchange Commission as soon as practicable.

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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     James W. Garrett                   201                        830-5575
          (Name)                    (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           Van Kampen Trust For Investment Grade New Jersey Municipals
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 29, 2006             By: /s/ James W. Garrett
                                        ----------------------------------------
                                    Name: James W. Garrett
                                    Title: Chief Financial Officer and Treasurer